June 26, 2012

Via Edgar

Mr. Daniel L. Gordon, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	UDR, Inc.

    File No. 001-10524

    United Dominion Realty, LP

    File No. 333-156002-01

    Form 10-K

    Filed February 27, 2012

Dear Mr. Gordon:

This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) included in your letter dated June 14, 2012 regarding the Annual Reports on Form 10-K for the fiscal year ended December 31, 2011 filed by UDR, Inc. (“UDR” or the “Company”) and United Dominion Realty, L.P. (the “Operating Partnership”) on February 27, 2012. For your convenience, we have set forth each of your comments below followed by our response to each comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Capital Expenditures, page 42

1.	We note your tabular disclosure of recurring capital expenditures and capital expenditures for major renovations on page 43 and capital expenditures related to development activities on page 8. In future filings, please provide a narrative discussion of fluctuations from year to year and expectations for the future.

Response:

In response to the Staff’s request, in future periodic reports the Company will provide narrative disclosure describing the reasons for fluctuations in capital expenditures from year to year and expectations for the future, to the extent that such information is material.

2.	We note from your disclosure on page 83 that development costs such as interest, real estate taxes, insurance and allocated development overhead related to support costs for personnel working directly on the development site are capitalized during the construction period. Please disclose in future filings the amount of payroll and other soft costs that are capitalized or deferred, and provide an analysis of significant fluctuations to the extent that these costs are material. In addition, please tell us the methodology used to determine the amounts of payroll and other G&A costs to be allocated to each specific asset.

U.S. Securities and Exchange Commission

June 26, 2012

Response:

In response to your question on our allocation methodology to specific assets:

•	The Company allocates payroll costs to each specific asset based upon each person’s involvement with the project.

•	Real estate taxes are specifically identifiable to each asset.

•	Insurance is based upon specific builder’s risk policies where applicable or a portfolio allocation based upon the number of apartment units.

•

Interest is allocated based upon the specific debt where applicable or calculated using the Company’s weighted average unsecured borrowing rate, applied to the cumulative incremental amount spent on the development or redevelopment project.

In response to your request for additional soft cost disclosure, the Company proposes to revise its disclosure in future periodic reports, as shown below using the Company’s 2011 disclosure for illustrative purposes, with the revised portion underlined to facilitate your review:

All development projects and related costs are capitalized and reported on the Consolidated Balance Sheets as “Real estate under development”. As each building in a project is completed and becomes available for lease-up, the Company ceases capitalization and the assets are depreciated over their estimated useful life. The costs of development projects which include interest, real estate taxes, insurance, and allocated development overhead related to support costs for personnel working directly on the development site are capitalized during the construction period. These costs, excluding the direct costs of development and capitalized interest for the years ended 2011, 2010, and 2009, were $10.8 million, $8.3 million, and $8.6 million, respectively. During the years ended 2011, 2010, and 2009, total interest capitalized was $13.0 million, $12.5 million, and $16.9 million, respectively.

Apartment Community Operations, page 53

3.	We note your discussion of property NOI on page 53. Please expand your disclosure in future periodic reports to disclose in detail how property NOI is defined. For example, please clarify whether it includes tenant improvements and leasing commissions, ground rent, lease termination fees or property marketing costs. In addition, please more specifically describe what “property management expenses” have been excluded.

Response:

In response to the Staff’s request, in future periodic reports the Company will provide more specific disclosure of how property NOI is defined, including additional disclosure explaining what property management expenses have been excluded from the property NOI calculation.

U.S. Securities and Exchange Commission

June 26, 2012

We will add the following disclosure in future filings:

The Company defines net operating income (NOI) as rental income less direct property rental expenses. Rental income represents gross market rent less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense which is calculated as 2.75% of property revenue to cover the regional supervision and accounting costs related to consolidated property operations, and land rent.

Note 5, Joint Ventures, page 92

Unconsolidated Joint Ventures, page 93

4.	We note that you entered into joint ventures in October 2010 and May 2011. Given that you have a 95% interest in each of these entities, please tell us how you determined that these entities should be accounted for as equity method investments.

Response:

In October 2010, the Company entered into a joint venture to develop a 240-home community in Stoughton, Massachusetts (the “Massachusetts JV”). In May 2011, the Company entered into a joint venture to develop a 263-home community in San Diego, California (the “California JV”). The Company owns a non-controlling interest of 95% in each joint venture. Each of these two joint ventures is organized as a Delaware limited liability company that has two Members, a Managing Member, which is a limited liability company affiliated with the Hanover Company, a merchant builder who specializes in the acquisition, development, and management of high quality multi-family residences nationwide, and an Investor Member, which is a limited liability company owned by UDR, Inc.

The Members of each joint venture perform the following roles in accordance with the limited liability company agreement (the “LLC Agreement”) which governs each of the joint ventures (capitalized terms referenced herein have the meanings ascribed to them in each LLC Agreement):

1.	The Managing Member is responsible for managing the day-to-day activities of the joint venture;

2.	The Managing Member is required to prepare the project’s Development Budget and Construction Budget;

3.	The Investor Member must approve the Development Budget and the Construction Budget for each joint venture. Once the project commences lease-up, the Investor Member is required to prepare, and the Managing Member must approve, the Operating Budget for the project. If the identified Budget is not approved, there is a dispute resolution process specified in the LLC Agreement;

4.	The Managing Member cannot be terminated unless certain Special Events occur as defined in the LLC Agreement. These events are not likely to occur;

5.	The LLC Agreement provides a process for dispute resolution, which could ultimately result, under certain circumstances, in the Investor Member purchasing the Managing Member’s interest in the limited liability company;

U.S. Securities and Exchange Commission

June 26, 2012

6.	No Member, without the approval of the other Member, may sell, convey, transfer, assign, mortgage, pledge, hypothecate or otherwise encumber its interest in any property of the limited liability company or withdraw or retire from the limited liability company, except with respect to certain transfers to the respective affiliates of the Members;

7.	The Investor Member has the option to acquire the Managing Member’s interest in completed projects at fair value, and

8.	Buy-Sell procedures are specified in the LLC Agreement, which allow either Member to institute a buy-sell process to acquire the interest of the other Member.

The following acts require the approval of both Members under the terms of the respective LLC Agreements:

1.	Consenting to any material re-zoning or subdivision of the project or any other change in legal status thereof not otherwise consistent with development of the project;

2.	Selling, conveying, encumbering, granting rights of first refusal or options to purchase, granting easements or other property rights or otherwise transferring the project or any portion thereof;

3.	Knowingly introducing or permitting to be introduced any environmentally harmful substance or material to the project;

4.	Causing or permitting the limited liability company to extend credit to or to make any loans or become a surety, guarantor, endorser or accommodation endorser for any Person (excluding credit extended to tenant in the ordinary course of business);

5.	Entering into or amending any material contract that (a) is not within the financial limitations for the activity in question in the Approved Predevelopment Budget (in the case of the California JV), Approved Development Budget, Approved Construction Budget, or the Approved Operating Budget or (b) is not incurred in the ordinary course of business with respect to the operation or management of the business of the limited liability company or the Project;

6.	Entering into, amending, changing the scope, waiving any provision or otherwise modifying certain contracts;

7.	Settling any claims against the limited liability company (or in the case of the Massachusetts JV, the Project Entity) or confessing a judgment against the limited liability company that will result in payment (net of insurance recoveries) in excess of $100,000.

8.	Submitting a claim held by the limited liability company (or in the case of the Massachusetts JV, the Project Entity) against another Person to litigation or arbitration, other than certain excepted claims;

9.	Distributing any cash or property of the limited liability company as Distributions to Members other than as provided in the Agreement;

10.	Any of the following: (a) making a tax election to cause the limited liability company to be taxed as a corporation for tax purposes, (b) making any decision to settle or compromise any matter raised by the Internal Revenue Service in an audit of the limited liability company or (c) amending any tax return of the limited liability company that had been previously filed;

11.	Doing any act intentionally or in contravention of the LLC Agreement that would make it impossible or unreasonably burdensome to carry on the business of the limited liability company (or, in the case of the Massachusetts JV, the Project Entity);

12.	Possessing any property of the limited liability company (or, in the case of the Massachusetts JV, the Project Entity) for other than a proper limited liability company purpose, or assigning the rights of the limited liability company (or, in the case of the Massachusetts JV, the Project Entity) in any of its property other than as expressly permitted under the LLC Agreement;

U.S. Securities and Exchange Commission

June 26, 2012

13.	In the event of a fire, other casualty or partial condemnation of the project, determination of whether to construct or reconstruct improvements located in the project, whether such construction or reconstruction would cost the limited liability company, or, in the case of the Massachusetts JV, the Project Entity (net of insurance recoveries), in excess of $500,000 and is not required under the terms and provisions of any lease, mortgage, deed of trust or other Construction Loan document affecting the damaged or condemned portion of the Project;

14.	In the event of fire or other casualty loss involving a loss (net of insurance recoveries) of more than $100,000, adjusting or receiving any material insurance proceeds in connection therewith;

15.	Entering into any agreement, contract, or investment that would be in default if the Member were the Purchasing Member;

16.	Except for under the Construction Loan, causing the limited liability company (or, in the case of the Massachusetts JV, the Project Entity) to (a) borrow money, directly or indirectly, on a secured or unsecured basis, (b) enter into any other type of arrangement which is in substance a debt arrangement, including a sale/leaseback;

17.	Expending funds beyond the amounts included in the Approved Predevelopment Budget (in the case of the California JV), Approved Development Budget, Approved Construction Budget, or the Approved Operating Budget, or taking action outside of the scope of the purpose of the limited liability company (or, in the case of the Massachusetts JV, the Project Entity);

18.	Owning any direct or indirect interest in any Person (in the case of the Massachusetts JV, other than the Project Entity);

19.	Hiring any employees or taking any action that subjects the limited liability company (or, in the case of the Massachusetts JV, the Project Entity) or any Member or any Affiliate of any of them to the provisions of the Employee Retirement Income Security Act of 1974;

20.	Pursuing condominium development of the project or any portion thereof (provided that this clause does not apply from and after the Option Date);

21.	Making amendments to the Approved Predevelopment Budget (in the case of the California JV), Approved Development Budget, Approved Construction Budget, or the Approved Operating Budget; and

22.	Withholding taxes from distributions to, and allocations among, the Members, except as otherwise permitted in the LLC Agreement.

In determining whether we control a real estate joint venture (and therefore should consolidate), we look to the guidance in ASC 810-10. If the venture is deemed to be a variable interest entity (“VIE”) under ASC 810-10, then the members must apply the guidance contained in ASC 810-10. If the venture is not a VIE, then it is considered to be a “voting interest entity”, and the members would look to the guidance in ASC 970-323.

The two joint ventures were first evaluated under the Variable Interest Entities Subsection of ASC 810-10 to determine whether a variable interest entity exists.

Based on our analysis, the equity at risk in each entity was sufficient at inception to finance its activities without the need for additional subordinated financial support. Therefore, we concluded that the joint ventures were not variable interest entities.

Next, we evaluated each joint venture against the voting-interest entity model as outlined in ASC 810-20 – Consolidation of Partnerships and Similar Entities and ASC 970-323 – Investments-Equity Method and Joint Ventures to determine whether we control the joint venture and therefore would need to consolidate.

U.S. Securities and Exchange Commission

June 26, 2012

The following discusses the application of the key provision of ASC 810-20 to each joint venture:

1. Kick-Out Rights – The LLC Agreement does not provide for the removal of the Managing Member unless the Managing Member defaults on its responsibilities or other special events occur as defined in the LLC Agreement. Based upon this we concluded that the Investor Members kick-out rights are not substantive.

2. Substantive Participating Rights – both Members have substantive participating rights as follows:

•

Both Members must agree as to the Development Budget, Construction Budget and Operating Budget for the joint venture (these budgets outline all significant activities and expenditures of the joint venture);

•

If the Members do not agree as to certain matters, there is a dispute resolution process that may result, under certain circumstances, in the Investor Member purchasing the Managing Member’s interest in the limited liability company if the parties are unable to reach agreement. Either Member can exercise buy-sell rights under certain deadlock situations; and

•

The Managing Member oversees the day-to day activities of the joint venture during the development period, and the participatory nature of the key decisions and the approval of key financial budget matters serve to demonstrate joint decision-making for the purposes of the joint venture, including for the operating decisions and other activities that most significantly drive the joint venture’s economic performance.

Based on the analysis, since there are no substantive kick-out rights to remove the Managing Member and both the Managing Member and the Investor Member participate actively in the significant decisions related to the management of the entity there is shared control.

Based upon the above analysis of ASC 810-10 and ASC 810-20, the joint ventures were evaluated as voting interest entities. Although UDR has substantive participating rights with respect to each of the joint ventures, UDR does not have control of either of the joint ventures and therefore accounts for these investments under the equity method.

* * * * *

U.S. Securities and Exchange Commission

June 26, 2012

We trust the responses above adequately address the Staff’s comments set forth in its letter dated June 14, 2012. Further, in response to your request, the Company and the Operating Partnership hereby acknowledge that:

•	The Company and the Operating Partnership are responsible for the adequacy and accuracy of the disclosures in their respective filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company and the Operating Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or inquiries regarding the foregoing to the undersigned; telephone: (720) 348-7750; facsimile (877) 846-2052.

Sincerely,

/s/ Mark Schumacher
Mark Schumacher
Senior Vice President and Chief Accounting Officer

Cc:	Kristi Marrone, U.S. Securities and Exchange Commission
Warren L. Troupe, UDR Inc.
David M. Lynn, Morrison & Foerster, LLP